UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 28, 2012

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$1,295,635	$2,085,212
Mutual funds	70,905,657	71,700,891
Money market funds	5,670,020	7,659,192
Common collective trust fund	535,545	76,992
Total investments — at fair value	78,406,857	81,522,287
Receivables
Notes receivable from participants	3,254,411	3,076,019
Other	739	2,617
Total receivables	3,255,150	3,078,636
Total assets	81,662,007	84,600,923
Liabilities — Refundable contributions	32,245	125,644
Net assets available for benefits reflecting all investments at fair value	81,629,762	84,475,279
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit — responsive investment contracts	24,118	9,182
Net assets available for benefits	$81,653,880	$84,484,461
The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2011	2010
Income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(6,279,010)	$6,438,476
Interest	150,781	174,933
Dividends	2,148,181	1,040,088
Total income (loss) — net	(3,980,048)	7,653,497
Contributions:
Participant	9,216,539	7,982,512
Company	1,090,709	—
Rollovers	822,209	641,116
Total contributions	11,129,457	8,623,628
Total additions	7,149,409	16,277,125
Deductions:
Participant benefits paid /deemed distributions	9,842,122	14,336,739
Administrative fees	137,868	152,126
Total deductions	9,979,990	14,488,865
Net (decrease) increase in assets available for benefits	(2,830,581)	1,788,260
Net assets available for benefits:
Beginning of year	84,484,461	82,696,201
End of year	$81,653,880	$84,484,461

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. The Plan includes a salary deferral feature under section 401(k) of the Internal Revenue Code (“IRC”). An employee is eligible to participate in the Plan after three months of service and age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

As defined in the Plan, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in both the years 2011 and 2010 not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $5,500 in both the years ending December 31, 2011 and 2010 the annual IRS dollar limit on “catch-up” contributions. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. In 2009, the Plan was amended to suspend all employer matching contributions effective October 1, 2009 until such time as the Company affirmatively restates such matching contributions. The Plan made no non-discretionary matching contributions in 2010. The Plan was amended as of January 1, 2011, to include a non-discretionary matching contribution in an amount equal to 50 percent of deferral contribution subject to a maximum of 3 percent of a participant's eligible compensation contributed to the Plan. The Plan made $1,090,709 of non-discretionary matching contributions in 2011. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2011 and 2010. All contributions are invested in accordance with the participant’s directive.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes receivable from participants

Notes receivable from participants (“loans”) are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of a participant’s account balance and bear interest at rates ranging from 4.25 percent to 9.25 percent, as determined by the Plan administrator at the date of issuance of the loan. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance. Notes receivable from participants are recorded at unpaid principal balance plus accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010

Investment options

Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan a single lump sum amount equal to the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $80,000 and $675,000 at December 31, 2011 and 2010, respectively. In 2011, administrative expenses were reduced by $49,000 and employer contributions were reduced by $781,000 from forfeited non-vested accounts. In 2010, employer contributions were reduced by $54,000 in administrative expenses from forfeited non-vested accounts.

Administrative expenses

The Company pays a portion of the Plan’s administrative expenses. Participants pay the applicable fees associated with their loan distributions, withdrawals and stock transactions.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100 percent vested in their Company contributions.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010

Fidelity managed income portfolio

The Plan has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Employee Benefit Plans (the “Managed Income Portfolio Fund”), which includes benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.

The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $535,545 and $76,992 as December 31, 2011 and 2010, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $559,663 and $86,174 as of December 31, 2011 and 2010, respectively.

Payment of benefits

Benefits are recorded upon distribution.

Notes receivable from participants

Notes receivable from participants are valued at unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Recently adopted accounting standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. There were no transfers between levels during the years ended December 31, 2011 and 2010, respectively. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements were effective for the year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which was effective for the Plan year ending December 31, 2011. The Plan adopted the new guidance for the years ended December, 31 2011 and 2010, respectively, and the adoption did not materially affect the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. This new standard eliminated the need to calculate fair values and present disclosures for these loans in accordance with FASB ASC 820. The guidance was effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amended guidance represents the converged guidance of the FASB and the International Accounting Standards Board (IASB) on fair value measurement. A variety of measures are included in the update intended to either clarify existing fair value measurement requirements, change particular principles requirements for measuring fair value or for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend to change the application of existing requirements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and early application is not permitted. The adoption of the guidance is not expected to have a material impact on the Plan's financial statements.
Reclassifications
Certain amounts previously reported have been reclassified to conform with current presentation.
Subsequent Events
Management has evaluated the impact of all subsequent events through June 28, 2012, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.
Note 3 — Fair Value Accounting
The Plan's assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:

•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•
Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Flagstar Bancorp, Inc. common stock. Valued at the closing price reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and are therefore classified within the Level 1 valuation hierarchy.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and are classified within Level 2 of the valuation hierarchy.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in guaranteed investment contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund’s trustee (synthetic GICs) and (b) the fair value of the fund’s investments in externally managed collective investment funds as determined by those funds’ trustees. The Plan reports the fair value of the common collective trust fund and measured consistent with the Level 2 methodology for traditional GICs.

The following tables present the Plan’s investments carried at fair value as of December 31, 2011 and 2010, by valuation hierarchy (as described above).

			Investments at
December 31, 2011	Level 1	Level 2	Fair Value
Flagstar Bancorp, Inc. common stock	$1,295,635	$—	$1,295,635
Mutual funds:
Large Cap	26,412,035	—	26,412,035
Small Cap	2,932,471	—	2,932,471
Mid Cap	9,223,447	—	9,223,447
Blended	19,460,446	—	19,460,446
Fixed Income	7,023,357	—	7,023,357
International	5,617,679	—	5,617,679
Specialty	236,222	—	236,222
Money market funds	—	5,670,020	5,670,020
Common collective trust fund	—	535,545	535,545
Total assets at fair value	$72,201,292	$6,205,565	$78,406,857
December 31, 2010
Flagstar Bancorp, Inc. common stock	$2,085,212	$—	$2,085,212
Mutual funds:
Large Cap	28,430,346	—	28,430,346
Small Cap	3,005,755	—	3,005,755
Mid Cap	11,074,533	—	11,074,533
Blended	12,991,557	—	12,991,557
Fixed Income	6,775,841	—	6,775,841
International	8,831,567	—	8,831,567
Specialty	591,292	—	591,292
Money market funds	—	7,659,192	7,659,192
Common collective trust fund	—	76,992	76,992
Total assets at fair value	$73,786,103	$7,736,184	$81,522,287

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010
Note 4 — Investments
The following tables present investments that represent 5 percent or more of the Plan’s net assets.

	Number of
December 31, 2011	Shares	Fair Value
Fidelity Retirement Government Money Market Fund	5,539,685	$5,539,685
Mutual funds:
Fidelity Growth Company Fund	111,102	8,987,021
Fidelity Dividend Growth Fund	254,668	6,588,258
Fidelity Diversified International Fund	213,882	5,458,273
Fidelity Mid-Cap Stock	247,592	6,600,794
Spartan US Bond Index Investor Class	379,041	4,465,100
Spartan 500 Index Investor Class	100,202	4,458,001
December 31, 2010
Fidelity Retirement Government Money Market Fund	6,356,849	$6,356,849
Mutual funds:
Fidelity Growth Company Fund	105,508	8,772,999
Fidelity Dividend Growth Fund	264,671	7,524,594
Fidelity Diversified International Fund	213,940	6,450,295
Fidelity Mid-Cap Stock	249,365	7,194,179
Spartan 500 Index Investor Class	96,914	4,310,713

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows.

	For the Years Ended December 31,
Net realized and unrealized (depreciation) appreciation, in fair value of investments	2011	2010
Flagstar Bancorp, Inc. common stock	$(1,930,409)	$(2,692,510)
Mutual funds	(4,348,601)	9,134,440
Total	$(6,279,010)	$6,441,930
Note 5 — Parties-In-Interest
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $49,000 and $54,000 for the years ended December 31, 2011 and 2010, respectively. In addition, the Plan trades in the common stock of the Company.
The Plan held 2,565,614 and 1,279,271 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2011 and 2010, respectively. During 2011 and 2010, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note 6 — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2011 and 2010

being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.
Note 7 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 8 — Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2011 and 2010, respectively.

Note 9 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500.

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$81,653,880	$84,484,461
Adjustment to fair value from contract-value for investment relating to fully benefit-responsive investment contracts	(24,118)	(9,182)
Net assets available for benefits per Form 5500	$81,629,762	$84,475,279

The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500.

	For the Years Ended December 31,
	2011	2010
Net increase in net assets available for benefits per Financial Statements	$(2,830,581)	$1,788,260
Change in adjustment to fair value from contract value for investment relating to fully benefit investment contracts	14,936	1,727
Net income per Form 5500	$(2,815,645)	$1,789,987

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value
Common Stock
*	Flagstar Bancorp, Inc	2,565,614 shares of Common Stock	*	*	$1,295,635

Mutual Funds
	American Beacon	American Beacon International Equity Investor Class	*	*	$74,039
	Artisan	Artisan Mid Cap Value Class	*	*	345,633
*	Fidelity	Fidelity Capital & Income Fund	*	*	498,019
*	Fidelity	Fidelity Contra Fund	*	*	1,614,526
*	Fidelity	Fidelity Diversified International Fund	*	*	5,458,273
*	Fidelity	Fidelity Dividend Growth Fund	*	*	6,588,258
*	Fidelity	Fidelity Equity Income Fund	*	*	1,980,615
*	Fidelity	Fidelity Freedom 2000 Fund	*	*	486,929
*	Fidelity	Fidelity Freedom 2005 Fund	*	*	30,326
*	Fidelity	Fidelity Freedom 2010 Fund	*	*	1,224,863
*	Fidelity	Fidelity Freedom 2015 Fund	*	*	1,197,390
*	Fidelity	Fidelity Freedom 2020 Fund	*	*	3,979,439
*	Fidelity	Fidelity Freedom 2025 Fund	*	*	2,023,996
*	Fidelity	Fidelity Freedom 2030 Fund	*	*	3,465,398
*	Fidelity	Fidelity Freedom 2035 Fund	*	*	1,949,054
*	Fidelity	Fidelity Freedom 2040 Fund	*	*	2,626,661
*	Fidelity	Fidelity Freedom 2045 Fund	*	*	913,859
*	Fidelity	Fidelity Freedom 2050 Fund	*	*	520,702
*	Fidelity	Fidelity Freedom Income Fund	*	*	594,372
*	Fidelity	Fidelity Growth Company Fund	*	*	8,987,021
*	Fidelity	Fidelity Independence Fund	*	*	1,518,920
	Fidelity	Fidelity Low Priced Stock Fund	*	*	2,168,127
*	Fidelity	Fidelity Mid Capital Stock	*	*	6,600,794
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	236,222
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	2,822,699
	Invesco	Invesco Cvan Kampen Growth & Income Class A	*	*	74,940
	Morgan Stanley	Morgan Stanley Institutional Mid Capital Growth Fund Class P	*	*	108,893
	Oakmark	Oakmark Equity & Income Class I	*	*	447,457
	Oakmark	Oakmark Select Class I	*	*	1,189,754
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	647,363
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	847,757
	Royce	Royce Opportunity Fund Service Class	*	*	20,268
	RS	RS Small — Capital Growth Class A	*	*	89,504
	Spartan	Spartan 500 Index — Investor Class	*	*	4,458,001
	Spartan	Spartan U.S. Bond Index — Investor Class	*	*	4,465,100
	Templeton	Templeton Foreign Smaller Cost Class A	*	*	85,367
	Templeton	Templeton Global Bond Class A	*	*	565,118
		Total Mutual Funds			$70,905,657

Money Market Funds
	Fidelity	Fidelity Retirement Government Money Market	*	*	$5,539,685
	Flagstar Bancorp, Inc	Interest-Bearing Cash	*	*	130,335
		Total Money Market Funds			$5,670,020

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	$535,545

		Total Investments — at fair value			$78,406,857
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with various maturity dates		-0-	$3,254,411

					$81,661,268

*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

June 28, 2012                                     /s/ Laura Anger
                Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	16